EXHIBIT 1

Press Release, dated October 1, 2013

IAT REINSURANCE COMPANY LTD. DONATES SHARES OF

MFC INDUSTRIAL LTD. TO THE BERKSHIRE SCHOOL

New York, New York, October 1, 2013 - Mr. Peter R. Kellogg and IAT Reinsurance Company Ltd. (“IAT”) today announced that IAT has donated an aggregate of 420,000 common shares (“Shares”) of MFC Industrial Ltd. (“MFC”), valued at approximately U.S.$3.5 million based on the current trading price of the Shares on the NYSE, to the Berkshire School, a not-for-profit educational institution. Founded in 1907 in Sheffield, Massachusetts, the Berkshire School, is a co-ed college preparatory school where students are encouraged to learn, in the words of the school motto, “not just for school, but for life”. Mr. Kellogg and his sons graduated from the school.

Mr. Kellogg is the controlling shareholder of IAT. Neither Mr. Kellogg nor IAT has any control or direction over the Berkshire School or the donated Shares. Following the donation of the Shares, Mr. Kellogg and IAT control or direct 20,662,400 Shares, or approximately 33.03% of the issued and outstanding Shares (calculated on a non-diluted basis).

Mr. Kellogg may take such future actions with respect to his investment in MFC as he deems appropriate. Mr. Kellogg intends to, among other things, closely evaluate the performance of MFC and the value of the Shares, including but not limited to the continued analysis and assessment of MFC’s business, assets, operations, financial condition, capital structure, management and prospects, as well as its corporate governance practices. Further details will be contained in the early warning report filed by IAT on SEDAR in connection with the donation of Shares and available for review at www.sedar.com under MFC’s profile and in the 13D/A report filed with the U.S. Securities and Exchange Commission and available for review at www.sec.gov.

About IAT

IAT Reinsurance Company Ltd. is a Class 3-A Bermuda-domiciled reinsurer with an A-minus financial strength rating from A.M. Best. It is an active underwriter of commercial and personal lines property and casualty reinsurance and insurance, directly and through its eight wholly-owned insurance subsidiaries domiciled and licensed in the US.

For further information, please contact:

Peter R. Kellogg

800-448-4642